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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) **AND ENDING** 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NextSeed Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Greenway Plaza #110
(No. and Street)

Houston	TX	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Tae Mi Lee, CFO (832) 930-4224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Wewatta St, Suite 400	Denver	CO	80123
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tae Mi Lee, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to NextSeed Securities, LLC. (the "Company"), as of December 31, 2019 and for the period October 1, 2018 to December 31, 2019, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal Financial Officer

Title

2/27/2020

Notary Public

JOHN PATRICK MULLIN
NOTARY PUBLIC
STATE OF TEXAS
NOTARY ID 12927021-5
01/16/2021

This report ** contains (check all applicable boxes):

- [x] Report of Independent Registered Public Accounting Firm.
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] Notes to Financial Statements
- [x] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- [x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [ ] (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h].
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation [included in the notes to the financial statements].
- [x] (l) An Oath or Affirmation.
- [ ] (m) Copy of the SIPC Supplemental Report [filed separately].
- [ ] (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon [filed separately].
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- [ ] (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act
- [ ] (q) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 400
1601 Wewatta Street
Denver, CO 80202
USA

Tel: + 1 303 292 5400
Fax: + 1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Next Seed, Inc. and Member of NextSeed Securities, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NextSeed Securities, LLC. (the "Company") as of December 31, 2019, and the related statements of income (loss), cash flows, and changes in stockholder's equity, for the period October 1, 2018 to December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 2019.

NEXTSEED SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2019

	December 31, 2019
ASSETS	
Cash	192,314
Accrued Income	55,645
Prepaid Expenses and Other	32,863
TOTAL ASSETS	**280,822**
LIABILITIES & EQUITY	
Liabilities	
Payable to Affiliate	49,637
Accounts Payable and Accrued Liabilities	12,334
Total Liabilities	61,971
Members Equity	218,851
TOTAL LIABILITIES & EQUITY	**280,822**

See notes to financial statements.

NEXTSEED SECURITIES, LLC

Statement of Income (Loss)
For the Period from October 1, 2018 through December 31, 2019

Revenues	141,613
Expenses	
Services provided by affiliates (Note 4)	415,013
Professional	80,740
General and Administrative	41,012
Marketing	21,357
Other	34,363
Total Expense	592,485
Net Loss	(450,872)

See notes to financial statements.

NEXTSEED SECURITIES, LLC

Statement of Changes in Member's Equity
For the Period October 1, 2018 through December 31, 2019

	Member's Equity
BALANCE - October 1, 2018	148,023
Net Loss	(450,872)
Capital Contribution	521,700
BALANCE - December 31, 2019	**218,851**

See notes to financial statements.

NEXTSEED SECURITIES, LLC

Statement of Cash Flows
For the Period October 1, 2018 through December 31, 2019

OPERATING ACTIVITIES	
Net Loss	(450,872)
Changes in operating assets and liabilities:	
Increase in Accrued Income	(55,645)
Increase in Prepaid Expenses and Other	(31,049)
Increase in Payables to Affiliate	32,432
Decrease in Accounts Payable and Accrued Liabilities	(17,986)
Net cash used in Operating Activities	(523,120)
FINANCING ACTIVITIES	
Contribution by Member	521,700
Net cash provided by Financing Activities	521,700
Net cash increase for period	(1,420)
Cash at beginning of period	193,734
Cash at end of period	**192,314**

See notes to financial statements.

1. Organization and Nature of Business

NextSeed Securities, LLC ("we", "our", "NS Securities" or the "Company") was organized as a limited liability company and incorporated in the state of Delaware on August 29, 2017.

NS Securities is wholly owned by The Next Seed, Inc. (the "Parent"), which operates as a holding company for various subsidiaries and operating units, and is headquartered in Houston, Texas.

In October 2, 2018, the Securities and Exchange Commission ("SEC") approved and granted a broker dealer license to NS Securities, which subsequently became a member of the Financial Industry Regulatory Authority, INC ("FINRA"). We receive fees and securities primarily for facilitating the fundraise of capital for small businesses in connection with its investment banking business of operating a broker dealer investment platform. The Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 under paragraph, (k)(2)(i).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of these financial statements in conformity with US GAAP requires the use of estimates and assumptions by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates and could have a material impact on the financial statements and it is possible that such changes could occur in the near term.

Cash

Cash consists of bank deposit accounts maintained with commercial banks which at times exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large, well-capitalized banks. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. As a result, fair value approximates carrying value.

Revenue Recognition

The Company receives consideration for facilitating the fundraise of capital for small businesses. Revenue for fundraising is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction), which is defined as the date on which the Company instructs the Escrow Agent to release the offering amount from escrow to the issuer, as specified in a Closing Confirmation Notice and in accordance to the terms under the applicable agreements.

In certain transactions, the Company may receive equity or warrants from the company they are providing investment banking services for as additional compensation. For the period October 1, 2018 to December 31, 2019, investments in privately held companies and securities or warrants recorded amounted to zero.

Contract Balances —The Company has no receivables from contracts with customers.

As of December 31, 2019, we have not entered into any long-term contractual arrangements for revenue fees.

Income Taxes

The Company is a single member LLC, and as such is not subject to federal or state as taxable income is allocated to its Parent for inclusion in the Parent's tax return.

New Accounting Pronouncements

Adoption of New Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02 – *Leases*. The amendment requires lessees to recognize a right-of-use asset and lease liability for nearly all of their leases (other than leases that meet the definition of a short-term lease). The value of the asset and liability will be based on the present value of lease payments. The amendment also requires certain disclosures, including significant judgements made by management. The accounting changes are effective for fiscal periods beginning after December 15, 2018. The Company adopted this guidance on January 1, 2019, and based on its evaluation, the adoption did not have a material impact to the Company's financial statements as the Company does not have lease arrangements that extend beyond twelve months.

New Accounting Standards Not Yet Adopted

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13 – *Financial Instruments-Credit Losses (Topic 326)*, which introduces a new accounting model, referred to as the current expected credit losses (CECL) model, for estimating credit losses on certain financial instruments and expands the disclosure requirements for estimating such credit losses. Under the new model, an entity is required to estimate the credit losses expected over the life of an exposure (or pool of exposures). This ASU is effective for the Company on January 1, 2020 and the Company does not expect a material impact to the financial statements at the time of adoption.

3. **Going Concern**

ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. Under this standard, the Company is required to evaluate whether there is substantial doubt about its ability to continue as a going concern each reporting period.

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company incurred a net loss of approximately $450K, for the period October 1, 2018 to December 31, 2019, and cash flows used in operations of approximately $523K. In addition to incurring significant losses from operations, the Company has primarily utilized capital contributions from Parent to fund the Company's operations, capital requirements, and acquisitions.

The continuation of the Company's business plan, including capital expenditures for at least 12 months following the date of issuance of the Company's financial statements, is dependent upon support and capital contributions from Parent. As such, we determined conditions exist which raise substantial doubt about the Company's ability to continue as a going concern.

Management is currently evaluating different plans to obtain the required funding of future operations. These plans may include, but are not limited to, additional funding from current or new investors. There can be no assurances that the Company will be able to secure such additional funding, or if available, that it will be sufficient to meet its needs.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

4. **Related Party Transactions**

The Company is party to expense sharing agreements with certain subsidiaries of the Parent. The accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

These Services Agreements allow the Parent and various members of the Parent to provide and pay for certain services and allocate direct and indirect expenses to the Company.

An Intellectual Property License Agreement was entered into on October 2, 2018 ("IP Agreement") between NextSeed Technologies, LLC and NS Securities whereby NS Technologies is the exclusive owner of licensed intellectual property and has granted NS Securities the right to use the licensed intellectual property in connection with its business. As consideration for the license, NS Securities shall pay to NS Technologies an annual fee in an amount equal to $5,000, as may be adjusted from time to time by mutual agreement of both parties. The fee shall be due

and payable on the 15th day immediately following the last day of the calendar year to which such annual fee relates.

A Services Agreement was entered into on October 2, 2018 between NS Management and NS Securities whereby NS Securities desires to retain NS Management to provide certain administrative and management services related to its business. In exchange for the services provided by NS Management, NS Securities shall pay a monthly fee of $18,640 payable in arrears. NS Securities shall also reimburse NS Management for all reasonable disbursements and out-of-pocket expenses and other costs in connection with NS Management's provision of services.

A First Amended and Restated Services Agreement was entered into on August 1, 2019 (together with the Services Agreement dated October 2, 2018, the "Services Agreements") between NS Management and NS Securities whereby the monthly fee was increased to a monthly fee of $44,580 payable in arrears.

Total costs allocated to the Company during the period October 2, 2018 through December 31, 2019 from the IP Agreement were $6,255. Total costs allocated to the Company during the period October 2, 2018 through December 31, 2019 from the Services Agreements for service fees and direct expenses were $408,950 and $22,488, respectively.

As of December 31, 2019, the intercompany balance owed by NS Securities was $49,637, in accordance with the related party agreements.

5. Commitments and Contingencies

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in lawsuits or arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2019, the management is not aware of any commitments or contingencies that may have a material impact on the financial statements.

As of December 31, 2019, we do not have contractual obligations recorded as liabilities in our Financial Statements.

We have no lease arrangements that extend beyond twelve months.

6. Net Capital Requirements

NS Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, NS Securities is required to maintain a minimum net capital of $5,000 for broker-dealers who do not directly or indirectly receive securities from customers. As a first year

broker-dealer, NS Securities must not have aggregate indebtedness in excess of eight times its net capital (or 800 percent of its net capital for 12 months after commencing business as a broker or dealer). After one year, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

NS Securities had net capital of $185,988 at December 31, 2019 which exceeded the regulatory requirement of $5,000 by $180,988. The ratio of aggregate indebtedness to net capital under the rule was less than 1. The Company's percentage of aggregate indebtedness to net capital was 33% at December 31, 2019.

7. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. No transactions have occurred that would result in a material impact on the financial statements.

SUPPLEMENTAL SCHEDULES

NEXTSEED SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2019 — **SCHEDULE G**

TOTAL MEMBER'S EQUITY	$ 218,851
ADD — Allowable discretionary liabilities	0
Total equity and allowable liabilities	218,851
LESS NONALLOWABLE ASSETS:	
Receivables	5,000
Other assets	27,863
Total nonallowable assets	32,863
NET CAPITAL BEFORE HAIRCUT ON SECURITIES OWNED	185,988
HAIRCUT ON SECURITIES OWNED	0
NET CAPITAL	$ 185,988
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES	$ 61,971
ADD — Other	-
AGGREGATE INDEBTEDNESS	$ 61,971
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (The greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 180,988
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.33 to 1

Reconciliation of Net Capital as reported on the Company's unaudited Focus report as originally filed and computation above as of December 31, 2019:

Net Capital per unaudited Focus report	$	180,947
Adjustments:		
Reduction in non-allowable assets and Accounts Payable Liability Recorded		5,041
Net Capital per audited financial statements	$	185,988

NEXTSEED SECURITIES LLC.

SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2019 **SCHEDULE H**

The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the Rule.

NEXTSEED SECURITIES, LLC

SUPPLEMENTAL SCHEDULE
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2019 **SCHEDULE I**

The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 400
1601 Wewatta Street
Denver, CO 80202
USA

Tel: + 1 303 292 5400
Fax: + 1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Next Seed, Inc. and Member of NextSeed Securities, LLC.

We have reviewed management's statements, included in the accompanying NextSeed Securities LLC. Exemption Report, in which (1) NextSeed Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k) (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period of October 1, 2018 to December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2020

nextseed

NextSeed Securities, LLC's Exemption Report

NextSeed Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. NextSeed Securities, LLC, claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2019.

2. NextSeed Securities, LLC, met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) from the period October 1, 2018 and throughout the most recent fiscal year of January 1, 2019 to December 31, 2019, without exception.

NextSeed Securities, LLC

I, Tae Mi Lee, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Signature

Principal Financial Officer

Title

February 27, 2020

NextSeed Securities, LLC

(SEC I.D. No. 8-70055)

Financial Statements and Supplemental Schedules as of December 31, 2019 and for the Period October 1, 2018 to December 31, 2019, and Report of Independent Registered Public Accounting Firm